SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corporate Taxpayers’ ID:
(CNPJ/MF): 00.108.786/0001-65
Company Registry No. (NIRE): 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÂO S.A. (“Company”) are hereby invited to the Annual and Extraordinary General Meeting (“AEGM”) to be held on April 30, 2009 at 11:00 a.m. at the Company’s headquarters at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

ANNUAL GENERAL MEETING:

1. To acknowledge the management accounts, analyze, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2008, with no distribution of dividends.

2. To elect the members of the Board of Directors and to establish the overall compensation of the Company’s management.

EXTRAORDINARY GENERAL MEETING:

3. To amend the main paragraph of Article 5 of the Company’s Bylaws in order to reflect the increase in Company’s capital stock from R$5,553,269,186.21 to R$5,612,242,940.97 through the issue of 1,408,161 common shares and 2,816,320 preferred shares, approved at the Board of Directors’ Meeting held on February 10, 2009.

4. To resolve on the merger of its subsidiaries 614 TELECOMUNICAÇÕES LTDA., 614 INTERIOR LINHA S.A., TVC OESTE PAULISTA LTDA.

5. To consolidate the Company’s Bylaws.

Pursuant to CVM Instruction 165/91, amended by CVM Instruction 282/98, the minimum percentage required for the adoption of cumulative voting to elect the members of the Board of Directors is 5% (five percent) of the voting capital.

Shareholders participating in the Fungible Custody Program of the stock exchange and who wish to participate in this meeting must submit documentary evidence of their shareholding issued by the competent authority by April 28, 2009.

Shareholders who wish to be represented by proxy at the AEGM should comply with the provisions of Article 126 of Law 6.404/76.

São Paulo, April 14, 2009.

Jorge Luiz de Barros Nóbrega – Substitute Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.